UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2004.

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
               --------------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
  ------------------------------------------------------------------------
                  (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                   Form 20-F   X       Form 40-F
                            -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                 No    X
                       -----               -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

                                 SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INNOVA, S. de R.L. de C.V.
                                             ----------------------------------
                                                      (Registrant)


Date: July 27, 2004                          By:    /s/ Carlos Ferreiro Rivas
                                                    ---------------------------
                                             Name:  Carlos Ferreiro Rivas
                                             Title: Chief Financial Officer

[GRAPHIC OMITTED] [SKY LOGO]

FOR IMMEDIATE RELEASE
---------------------

                         INNOVA, S. de R.L. de C.V.
                    REPORTS SECOND QUARTER 2004 RESULTS

                    - Subscriber base grows to 938,600 -
                     - Net Revenues increased 19.2% -
                - EBITDA increased 37.0% to Ps. 425.1 MM -
                   - EBITDA margin increased to 36.2% -

-------------------------------------------------------------------------------

o The number of gross active SUBSCRIBERS increased 16.0% to 938,600 as of June 30, 2004 from 809,000 in the second quarter of the previous year.

o REVENUES for the second quarter of 2004 increased 19.2% to Ps. 1,174.2 million from Ps. 985.3 million for the same period of the prior year.

o EBITDA for the second quarter of 2004 increased 37.0% to Ps. 425.1 million from Ps. 310.3 million for the same period of the prior year.

o EBITDA MARGIN increased to 36.2% for the second quarter of 2004 from 31.5% for the same period of the prior year.

-------------------------------------------------------------------------------

Mexico City, July 26, 2004. INNOVA, S. DE R.L. DE C.V., the provider of direct-to-home (DTH) satellite television services under the SKY brand name and the pay-TV market leader in Mexico as measured by the number of subscribers, announced its unaudited consolidated results for the second quarter and six months ended June 30, 2004. The attached results have been prepared in accordance with Mexican GAAP in constant Mexican pesos in purchasing power as of June 30, 2004.


SUBSCRIBER BASE          The number of gross active  subscribers  increased
---------------          to    938,600    including    52,000    commercial
                         subscribers,  as of June 30, 2004. This represents
                         a 16.0%  increase from 809,000,  including  46,000
                         commercial subscribers as of June 30, 2003, or an increase of approximately 129,600 gross active subscribers.

                         We believe the increase in the subscriber base was primarily due to the sustained growth in customer activations in response to our marketing campaigns, high quality and variety of our programming content, unique exclusive events, and the high quality of our customer service.

                         The increase in subscriber base was partially offset by subscriber cancellations during the last quarter, primarily due to the slow recovery of the Mexican economy. Nevertheless, we continue to experience a decline in the rate of subscriber cancellations as compared to the previous year.

PROGRAMMING CONTENT      During the second  quarter of 2004,  Sky continued
-------------------      to enhance its  programming  content,  by offering
                         the following content and exclusive events:

                         o Big Brother  VIP3,  a 128-day  live reality show
                           broadcast, on a pay-TV exclusive basis, 24 hours a day with twenty eight well-known media and entertainment participants;
                         o Pay-TV  exclusive  broadcast  of certain  soccer
                           matches  of  the  Mexican  2004  Closing  Soccer
                           Tournament;
                         o Pay-TV exclusive broadcast of the America team
                           soccer matches in the "Copa Libertadores"
                           Tournament on a pay-per-view basis;
                         o "TV Globo" a popular Brazilian channel;
                         o "The Film Zone" a movie channel;
                         o Pay TV  broadcast  of the US PGA  and  Champions
                           Golf Tournaments;
                         o Pay TV-exclusive broadcast of certain matches of
                           the Mexican Baseball league; and
                         o Pay TV  exclusive  broadcast  of certain  boxing
                           matches, such as those of "El Travieso" Arce and Julio Cesar Chavez.

PRICE AND PROMOTIONS     Innova's  current  installation  fee is  Ps.  999.
--------------------     However,  under our current subscription promotion
                         it  is  only  Ps.   199  or  Ps.   399  for  those
                         residential  subscribers  who  agree  to  pay  the
                         monthly  programming fee via automatic charge to a
                         credit card or a debit card, respectively.  Innova
                         is also  currently  offering  a special  promotion
                         where the  installation  fee is for free for those
                         residential    subscribers   who   are   currently
                         subscribed to other pay-TV providers, if they agree to subscribe to Sky and pay with credit card.

                         We continue our efforts to improve the subscriber base quality and collection of subscriber fees by, among other things, encouraging new and current subscribers to pay their monthly programming services through automatic charge to their credit or debit card.



FINANCIAL REVIEW
----------------


                                                               FINANCIAL HIGHLIGHTS
                                                THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003
                                                STATEMENTS PREPARED UNDER MEXICAN GAAP (UNAUDITED)
                                              MILLION OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 2004

                                                            THREE MONTHS ENDED JUNE 30,
                                     ---------------------------------------------------------------------
                                      2004       % Margin       2003       % Margin       VAR          %
 Net Revenues                        1,174           100         985           100        189         19
 Cost of Sales                         347            30         300            30         47         16
                                     -----                     -----                    -----
 Gross Profit                          827            70         685            70        142         21

     Selling                           261            22         228            23         33         14
     Operations                        111             9         119            12         (8)        (7)
     Administrative                     30             3          28             3          2          7
                                     -----                     -----                    -----
 Total Expenses                        402            34         375            38         27          7
                                     -----                     -----                    -----
 EBITDA (1)                            425            36         310            31        115         37
 EBIT (2)                              237            20         107            11        130        121




                                                             SIX MONTHS ENDED JUNE 30,
                                     ---------------------------------------------------------------------
                                      2004      % Margin        2003       % Margin       VAR          %

 Net Revenues                        2,268           100       1,904           100        364         19
 Cost of Sales                         669            29         595            31         74         12
                                     -----                     -----                    -----
 Gross Profit                        1,599            71       1,309            69        290         22

     Selling                           497            22         448            24         49         11
     Operations                        227            10         220            12          7          3
     Administrative                     63             3          59             3          4          7
                                     -----                     -----                    -----
 Total Expenses                        787            35         727            38         60          8
                                     -----                     -----                    -----
 EBITDA (1)                            812            36         582            31        230         40
 EBIT (2)                              433            19         170             9        263        155


(1)  EBITDA  is  defined  as  operating  income  before   depreciation  and
     amortization.
(2) EBIT is defined as operating income before integral cost of financing and taxes.




NET REVENUES             Net revenues of Ps. 1,174.2  million for the three
                         months ended June 30, 2004, increased by Ps. 188.9
                         million or 19.2% as compared to the same period of
                         the prior year, primarily due to: a) the sustained
                         growth of our subscriber  base, b) the elimination
                         of  the  10%  excise  tax  on   telecommunications
                         services,   and  c)   additional   revenues   from
                         pay-per-view.

                         Net revenues of Ps. 2,267.9 million for the six months ended June 30, 2004, increased by Ps. 363.9 million or 19.1% as compared to the prior year, primarily for the same reasons.

COST OF SERVICES
AND SALES                Cost of services  and sales  increased by Ps. 47.1
                         million or 15.7% to Ps. 346.8 million for the three months ended June 30, 2004 as compared to the same period of the prior year. This increase was primarily due to: a) higher programming costs associated with our larger subscriber base, b) costs related to our higher number of activations, and c) higher programming and other US dollars denominated costs, resulting from the devaluation of the peso against the US dollar, as compared to an appreciation of the peso against the US dollar in the same period of the prior year.

                         Cost of services and sales increased by Ps. 73.6 million or 12.4% to Ps. 669.0 million for the six months ended June 30, 2004, as compared to the prior year, primarily for the same reasons.

OPERATING EXPENSES       Total  expenses of Ps. 402.3 million for the three
                         months ended June 30, 2004,  increased by Ps. 27.0
                         million or 7.2% as  compared to the same period of
                         the prior year, primarily due to higher commission
                         and   promotion   expenses  as  a  result  of  our
                         marketing campaigns to activate new subscribers.

                         Total expenses of Ps. 786.5 million for the six months ended June 30, 2004, increased by Ps. 60.1 million or 8.3%, as compared to the prior year, primarily for the same reasons.

EBITDA EBITDA of Ps. 425.1 million for the three months ended June 30, 2004, improved by Ps. 114.8 million or 37.0%, as compared to the same period of 2003, primarily due to higher revenues, partially offset by higher cost of services and sales and operating expenses, as described above. As a result, EBITDA margin increased from 31.5% for the second quarter of 2003 to 36.2% for the second quarter of 2004.

                         EBITDA of Ps. 812.4 million for the six months ended June 30, 2004, improved by Ps. 230.2 million or 39.5%, as compared to the prior year, primarily for the same reasons. As a result, EBITDA margin increased from 30.6% in the first semester of 2003, to 35.8% in the first semester of 2004.


EBIT
OPERATING INCOME         EBIT  improved by Ps.  129.4  million or 120.5% to
                         Ps.  236.8  million in the three months ended June
                         30, 2004, as compared to Ps. 107.4 million during the same period of 2003. As a result, EBIT margin increased to 20.2% in the second quarter of 2004 as compared to 10.9% in the second quarter of 2003.

                         EBIT improved by Ps. 263.1 million or 154.7% to Ps. 433.2 million in the six months ended June 30, 2004, as compared to Ps. 170.1 million for the same period in the prior year.

NET INCOME (LOSS)        Innova  reported a net income of Ps. 21.3  million
                         for the three months ended June 30, 2004, as compared to Ps. 173.5 million in the same period of 2003. This decrease was primarily due to the foreign exchange result, from a net gain of Ps.
                         337.0 million in the second quarter of 2003 to a net loss of Ps. (52.0) million in this second quarter of 2004; partially offset by the decrease of our interest expenses from Ps. 264.6 million in the second quarter of 2003 to Ps.168.0 million in the second quarter of 2004.

                         Innova reported a net income of Ps. 168.4 million for the six months ended June 30, 2004, as compared to a net loss of Ps. (215.4) million for the same period in the prior year. This improvement was mainly due to higher operating income in the first half of 2004 as well as the reduction in our interest expenses as compared to prior year.

                         The peso appreciation of 0.2% versus the U.S. dollar during the first half of 2003 as compared to a 2.8% peso devaluation versus the U.S. dollar during this first half of 2004, affected our results as explained above.

                         Future devaluations of the peso will likely affect our liquidity and results of operations, considering our U.S. dollar-denominated indebtedness, operating costs and expenses, while our revenues are primarily peso-denominated. Any decrease in the value of the peso against the U.S. dollar could cause us to incur foreign exchange losses, which would reduce our net income.


INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), The News Corporation Limited, an Australian Corporation ("News Corporation"), and Liberty Media International Inc., a Delaware corporation ("Liberty Media"), (formerly known as Tele-Communications International, Inc.). For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States. For more information, please visit www.televisa.com.

NEWS CORPORATION, is a diversified international media and entertainment company with operations in seven industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Australia, Asia and the Pacific Basin. For more information, please visit www.newscorp.com.

LIBERTY MEDIA INTERNATIONAL HOLDINGS, LLC owns and operates broadband cable television and telephony distribution networks and is a provider of diversified programming services in Europe, Latin America and Asia. For more information, please visit www.libertymedia.com.

This press release contains forward-looking statements regarding Innova's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release, including, but not limited to, statements regarding our subscriber base and the impact of changes to foreign currency exchange rates should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Contacts:


CARLOS FERREIRO
Chief Financial Officer
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx
----------------------

JUAN CARLOS MUNOZ
Investor Relations
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6658
jmunoz@sky.com.mx
-----------------


                                       INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                                       CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
                                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND 2003
                                         STATEMENTS PREPARED UNDER MEXICAN GAAP
                          (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2004)

                                                THREE MONTHS ENDED JUNE 30,                      SIX MONTHS ENDED JUNE 30,
                                               2004                    2003                    2004                     2003
                                           -----------             ----------             -----------             -----------
 NET REVENUES                           PS.  1,174,197          PS.   985,268          PS.  2,267,927          PS.  1,903,996
 Cost of services and sales                    346,795                299,705                 669,009                 595,441
                                           -----------             ----------             -----------             -----------
 GROSS PROFIT                                  827,402                685,563               1,598,918               1,308,555
                                           -----------             ----------             -----------             -----------
 OPERATING EXPENSES:
 Selling                                       261,098                228,397                 496,838                 448,181
 Operations                                    110,912                119,166                 226,499                 219,325
 Administrative                                 30,319                 27,668                  63,223                  58,900
                                           -----------             ----------             -----------             -----------
                                               402,329                375,231                 786,560                 726,406
                                           -----------             ----------             -----------             -----------
 EBITDA                                        425,073                310,332                 812,358                 582,149

 DEPRECIATION AND AMORTIZATION                 188,297                202,910                 379,211                 412,023

 OPERATING INCOME -EBIT                        236,776                107,422                 433,147                 170,126
                                           -----------             ----------             -----------             -----------
 INTEGRAL COST OF FINANCING:
 Interest expense                              168,009                264,606                 357,331                 545,115
 Interest income                                (2,914)                (2,257)                 (6,448)                (10,491)
 Foreign exchange loss (gain)-net               51,955               (337,035)                  9,544                 (13,711)
 (Gain) loss from monetary position             (1,546)                17,126                 (97,031)               (110,749)
                                           -----------             ----------             -----------             -----------
                                               215,504                (57,560)                263,396                 410,164
                                           -----------             ----------             -----------             -----------
 Special Items & other expense - net               530                   (613)                  1,748                   4,150
                                           -----------             ----------             -----------             -----------
 INCOME (LOSS) BEFORE TAXES                     20,742                165,595                 168,003                (244,188)
 Provision for (benefit from)
 income and assets tax                              48                 (7,932)                     97                 (28,798)
 Minority interest                                (619)                    -                     (446)                    -
                                           -----------             ----------             -----------             -----------
 NET INCOME (LOSS)                      PS.     21,313          PS.   173,527          PS.    168,352          PS.   (215,390)
                                           ===========             ==========             ===========             ===========



                                      INNOVA, S. DE R.L. DE C.V. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003 (UNAUDITED)
                                         STATEMENTS PREPARED UNDER MEXICAN GAAP
                          (THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2004)

                                                                                   2004                   2003
                                                                               -------------          -------------
 ASSETS
 Cash and cash equivalents                                                  Ps.      563,607       Ps.      445,010
 Trade accounts receivable                                                           393,317                163,031
 Value added tax credit                                                                2,161                  1,794
 Spare parts                                                                          22,936                 14,305
 Prepaid expenses and other                                                          102,673                 94,623
                                                                               -------------          -------------
 TOTAL CURRENT ASSETS                                                              1,084,694                718,763

 PROPERTY AND EQUIPMENT - NET                                                      1,423,819              1,482,500

 PAS - 9 SATELLITE-NET                                                             1,253,730              1,261,263

 OTHER NON-CURRENT ASSETS - NET                                                       62,301                 88,924
                                                                               -------------          -------------
 TOTAL ASSETS                                                               PS.    3,824,544       PS.    3,551,450
                                                                               =============          =============
 LIABILITIES
 Trade accounts payable and accruals                                        Ps.      454,801       Ps.      459,351
 PanAmSat Pas-9                                                                       69,130                 58,220
 Due to affiliated companies and other related parties                               152,543                384,088
 Accrued interest                                                                    157,188                131,812
 Accrued taxes                                                                       149,374                144,562
 Deferred income - Pre-billed and pre-collected services                             154,787                136,798
                                                                               -------------          -------------
 TOTAL CURRENT LIABILITIES                                                         1,137,823              1,314,831
                                                                               -------------          -------------
 Senior Exchange Notes due 2013                                                    3,461,100                      -
 Senior Exchange Notes due 2007                                                    1,015,256              4,085,151
 Long-term loans from Equity Owners                                                        -              3,375,970
 Long-term interest on Equity Owners' loans                                                -                874,024
 Seniority premiums                                                                    1,847                  1,567
 PanAmSat Pas-9                                                                    1,408,367              1,395,117
                                                                               -------------          -------------
 TOTAL NON-CURRENT LIABILITIES                                                     5,886,570              9,731,829
                                                                               -------------          -------------
 TOTAL LIABILITIES                                                                 7,024,393             11,046,660
                                                                               -------------          -------------
 EQUITY OWNERS' DEFICIT
 Social Parts                                                                      6,429,535              2,020,805
 Additional paid-in capital                                                          173,675                      -
 Accumulated loss                                                                (10,096,507)            (9,282,166)
 Income (loss) for the six-month period                                              168,352               (215,390)
 Excess from restatement-Inflationary effects on Balance Sheet                       125,096                (18,459)
                                                                               -------------          -------------
 TOTAL EQUITY OWNERS' DEFICIT                                                     (3,199,849)            (7,495,210)
                                                                               -------------          -------------
 TOTAL LIABILITIES AND EQUITY OWNERS' DEFICIT                              PS.     3,824,544       PS.    3,551,450
                                                                               =============          =============
